Exhibit 16.1

October 19, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Ladies and Gentlemen:

We were previously principal accountants for Fieldstone Investment Corporation and, under the date March 23, 2005, we reported on the consolidated financial statements of Fieldstone Investment Corporation and subsidiaries as of and for the years ended December 31, 2004 and 2003.  On October 13, 2005, we were dismissed as principal accountants for Fieldstone Investment Corporation.  We have read Fieldstone Investment Corporation’s statements included under Item 4.01(a) of its Form 8-K dated October 19, 2005 and we agree with such statements, except that we are not in a position to agree or disagree with Fieldstone Investment Corporation’s statements that Fieldstone Investment Corporation’s Audit Committee participated in and approved the decision to change independent accountants.

Very truly yours,

/s/ KPMG LLP